SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

23343Q100

(CUSIP Number)

Christopher Kersey

Manager

2100 McKinney Ave, Suite 1760

Dallas, Texas 75201

Tel: (214) 420-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 100,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 100,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 100,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.13%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 100,000 shares of Common Stock (as defined herein) for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares (as defined herein) that may be issued to TOI HC I, LLC pursuant to the Merger Agreement (as defined herein). Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)

Based on 75,490,489 shares of Common Stock of the Issuer (as defined herein) outstanding as of August 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2024.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON Havencrest Healthcare Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 152,626 shares
	8	SHARED VOTING POWER (1) 100,000 shares
	9	SOLE DISPOSITIVE POWER 152,626 shares
	10	SHARED DISPOSITIVE POWER (1) 100,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 252,626 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.33%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Consists of 100,000 shares of Common Stock for which TOI HC I, LLC is the record owner and excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement. Havencrest Healthcare Partners, L.P. may be deemed to have beneficial ownership of the shares directly held by TOI HC I, LLC. Havencrest Healthcare Partners GP, LLC controls Havencrest Healthcare Partners, L.P.

(2)	Based on 75,490,489 shares of Common Stock of the Issuer outstanding as of August 6, 2024.

Common Stock CUSIP No. 23343Q100

1	NAME OF REPORTING PERSON TOI HC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 100,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (1) 100,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 100,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 0.13%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	TOI HC I, LLC is the record owner of the shares and this amount excludes 3,325,177 Earnout Shares that may be issued to TOI HC I, LLC pursuant to the Merger Agreement.
(2)	Based on 75,490,489 shares of Common Stock of the Issuer outstanding as of August 6, 2024.

Explanatory Note

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 22, 2021 (the “Original Schedule 13D”). This Amendment No. 5 amends the Original Schedule 13D as specifically set forth herein.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 are hereby amended and restated as follows:

(a) Based on the 75,490,48973 shares of the Issuer’s Common Stock outstanding as of August 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, the shares of Common Stock held by the Reporting Persons constitute 0.33% of the outstanding shares of Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

The shares of the Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 3 above.

(c) The information contained in Item 4 is incorporated by reference herein. Except as set forth below or as disclosed herein, none of the Reporting Persons, or to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Amendment No. 5 has effected transactions in the Common Stock in the past 60 days.

On August 16, 2024, TOI HC I, LLC distributed an aggregate of 8,701,823 shares of the Issuer’s Common Stock in a pro-rata in-kind distribution to its members in accordance with the governing documents of TOI HC I, LLC (the “TOI HC 1 Distribution”).

Also on August 16, 2024, following the TOI HC 1 Distribution, Havencrest Healthcare Partners, L.P. made a further pro-rata in-kind distribution of the 7,631,418 shares it received in the TOI HC 1 Distribution to its limited partners in accordance with the governing documents of Havencrest Healthcare Partners, L.P.

SCHEDULE I

Havencrest Healthcare Partners, L.P.

The business and operations of Havencrest Healthcare Partners, L.P. are managed by its general partner, Havencrest Healthcare Partners GP, LLC, as set forth below.

Havencrest Healthcare Partners GP, LLC

The name, function, citizenship, and present principal occupation or employment for the officers of Havencrest Healthcare Partners GP, LLC are set forth below. Unless otherwise indicated below, the business address of each officer listed below is 2100 McKinney Avenue, Suite 1760, Dallas, TX 75201.

Name	Position with Reporting Person	Principal Occupation/Business	Citizenship	No. Shares Held
Christopher W. Kersey	Manager and President	Founding Managing Partner of Havencrest Capital Management	United States	0
Randy Chappel	Manager	Managing Director, Hersh Family Investments	United States	0
Tom White	Manager	Vice President and Controller of BEPCO, L.P.	United States	0
Matthew Shofner	Vice President, Secretary and Treasurer	Partner of Havencrest Capital Management	United States	0

TOI HC I, LLC

The name, function, citizenship, and present principal occupation or employment for the managers of TOI HC I, LLC are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite the individual’s name refers to employment with Havencrest Healthcare Partners, L.P. and (ii) the business address of each manager listed below is 2100 McKinney Avenue, Suite 1760, Dallas, TX 75201.

Name	Position with Reporting Person	Principal Occupation/Business	Citizenship	No. Shares Held
Christopher W. Kersey	Manager	Founding Managing Partner of Havencrest Capital Management	United States	0
Matthew Shofner	Manager	Partner of Havencrest Capital Management	United States	0
Matthew Cline	Manager	Vice President of Havencrest Capital Management	United States	0

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2024	HAVENCREST HEALTHCARE PARTNERS, L.P.

	By:	Havencrest Healthcare Partners GP, LLC, its general partner

	By:	/s/ Matthew Shofner
	Name:	Matthew Shofner
	Title:	Vice President, Treasurer and Secretary

HAVENCREST HEALTHCARE PARTNERS, GP, LLC

	By:	/s/ Matthew Shofner
	Name:	Matthew Shofner
	Title:	Vice President, Treasurer and Secretary

TOI HC I, LLC

	By:	/s/ Matthew Shofner
	Name:	Matthew Shofner
	Title:	Manager